TYLERSTONE VENTURES CORPORATION
                               1136 Martin Street
                          White Rock, British Columbia
                                 Canada, V4B 3V9
                               (TEL: 604-780-7659)

September  6,  2005

Via  Edgar

Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

RE:     TYLERSTONE  VENTURES  CORPORATION
        FORM  SB-2
        FILE  NO.  333-121660

Attention:     Mr.  Neil  Miller;  Attorney-Advisor

Dear  Mr.  Miller:

     Tylerstone Ventures Corporation (the "Company") hereby requests that the above-captioned registration statement be ordered effective at 12:00 pm EST on Friday, September 9, 2005, or as soon as practicable thereafter.

     The  Company  wishes  to  state  that:

     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequate and accuracy of the disclosure in the filing; and

     the Company may not assert this action as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours  very  truly;
Tylerstone  Ventures  Corporation


Per:     "Laurence  Stephenson"
----     ----------------------
Principal  Executive  Officer,
President  and  Director